UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

CORONUS SOLAR INC.
(Name of Issuer)

Common
(Title of Class of Securities)

219857109
(CUSIP Number)

Jefferson Thachuk
1120 Martin Street
White Rock, British Columbia
Canada V4B 3V7
Telephone: (604) 626-1336
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 219857109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jefferson Thachuk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[ ]
(b)	[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF	7	SOLE VOTING POWER
SHARES		5,135,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		5,135,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,135,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.82%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Jefferson Thachuk has sole voting and dispositive power of 4,785,000 shares held directly by Mr. Thachuk and 350,000 shares underlying stock options which have vested and are exercisable within 60 days held directly by Mr. Thachuk.

Item 1. Security and Issuer

Security:	Common Stock, no par value (“Common Stock”)
(CUSIP No. 219857109)

Issuer:	Coronus Solar Inc.
1100-1200 West 73rd Avenue
Vancouver, BC, Canada V6P 6G5

Item 2. Identity and Background

(a)	Name of Person Filing: Jefferson Thachuk

(b)	Address: 1120 Martin Street
White Rock, BC, Canada V4B 3V7

(c)

Self-employed, utility-scale, solar photovoltaic developer. Mr. Thachuk is the president, principal executive officer, secretary, treasurer, principal financial officer, principal accounting officer, and a member of the board of directors of Coronus Solar Inc. (the “Issuer”).

(d)	During the last five years, Mr. Thachuk has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Thachuk was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)	Canadian.

Item 3. Source and Amount of Funds or Other Considerations

On March 28, 2014, Mr. Thachuk acquired the beneficial ownership of 260,000 shares of common stock of the Issuer for aggregate consideration of $11,279.83 (CAD $13,000.00), using his personal funds, pursuant to a private transaction for the purchase and sale of the shares, from ten shareholders.

Item 4. Purpose of Transaction

The purpose of the transaction was to offer liquidity to certain shareholders. Mr. Thachuk acquired the 260,000 shares of common stock, which equalled 1.51% of the outstanding shares, pursuant to section 4.1, Normal course purchase exemption, of Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids. Mr. Thachuk acquired the shares as a personal investment.

Item 5. Interest in Securities of the Issuer

1.	Jefferson Thachuk

(a)	Amount Beneficially Owned:	5,135,000
	Percent of Class:	29.82%

(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	5,135,000
	(ii)	Shared power to vote or direct the vote:	0
	(iii)	Sole power to dispose or direct the disposition of:	5,135,000
	(ii)	Shared power to dispose or direct the disposition of:	0

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2014
Dated
/s/ Jefferson Thachuk
Signature Jefferson Thachuk
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).